BELZBERG TECHNOLOGIES INC.
Management's Discussion and Analysis
Sept. 30, 2002

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B E L Z B E R G  T E C H N O L O G I E S  I N C
Management's Discussion and Analysis
for the three months ended September 30, 2002
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The following discussion and analysis provides a review of Belzberg's results for the three months ended September 30, 2002 compared to the three months ended September 30, 2001. This discussion should be read in conjunction with the unaudited consolidated interim financial statements and related notes in the quarterly report and the MD&A, consolidated financial statements and related notes in Belzberg's annual report for the year ended December 31, 2001. All monetary amounts are reported in Canadian dollars.

General

Belzberg Technologies Inc. is a leading provider of exchange connectivity, trade execution, order management, and routing software for the financial industry. In addition to its technology, through one of its wholly owned subsidiaries, an agency-only broker-dealer, Belzberg offers low cost trade execution. The
Company's customers include broker-dealers and their customers, who use
Belzberg's trading software to buy and sell equities and stock options on a variety of stock exchanges, Electronic Communications Networks (ECNs), or Nasdaq
market maker trade management systems. Belzberg products enable traders to execute and manage large volumes of transactions at high speed, and with great reliability and security.
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B E L Z B E R G  T E C H N O L O G I E S  I N C
Management's Discussion and Analysis
for the three months ended September 30, 2002
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Financial Summary and Results of Operations
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Belzberg Technologies Inc.
Consolidated Statements of Operations
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                                                            Three months ended           Nine months ended
                                                               September 30,               September 30,
($000's except per share information)                        2002          2001          2002          2001
-------------------------------------------------------------------------------------------------------------------------

Revenue                                                   $ 8,011       $ 6,332      $ 22,930      $ 17,326
Cost of revenue                                             4,328         2,880        12,265         7,088
------------------------------------------------------------------------------------------------------------
Gross Margin                                                3,683         3,452        10,665        10,238
Operating Expenses                                          3,436         3,863        11,030        10,535
------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing
     operations before undernoted items                       247          (411)         (365)         (297)
        Amortization                                          552           447         1,573         1,290
        Interest expense, net                                  39            29           203           100
        Restructuring charges                                 423             -         1,265             -
------------------------------------------------------------------------------------------------------------
Loss from continuing operations
     before income taxes                                     (767)         (887)       (3,406)       (1,687)
Income taxes                                                    -             -            41             9
------------------------------------------------------------------------------------------------------------
Loss from continuing operations                              (767)         (887)       (3,447)       (1,696)
Loss from discontinued operations                               -          (662)            -        (1,193)
------------------------------------------------------------------------------------------------------------
Net loss                                                   $ (767)     $ (1,549)     $ (3,447)     $ (2,889)
------------------------------------------------------------------------------------------------------------

Basic and diluted loss per share
-from continuing operations                               $ (0.06)      $ (0.08)      $ (0.29)      $ (0.15)
-from discontinued operations                                   -         (0.06)            -         (0.11)
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Basic and diluted loss per common share                   $ (0.06)      $ (0.14)      $ (0.29)      $ (0.26)
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Numbers may not total due to rounding
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B E L Z B E R G  T E C H N O L O G I E S  I N C
Management's Discussion and Analysis
for the three months ended September 30, 2002
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
                                                       Revenues

                                        For the three months ended September 30,

                                2002                                                              2001

            Subscription    Transaction                           Subscription    Transaction
($000's)            Fees        Fees         Other      Total         Fees            Fees     Other       Total
-------------------------------------------------------------------------------------------------------------------

     Canada      $ 1,595       $ 474         $ 212    $ 2,281          $ 1,652       $ 359     $ 245       $ 2,256

         US        1,013       4,648            69      5,730            1,011       3,040        25         4,076

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      Total      $ 2,608     $ 5,122         $ 281    $ 8,011          $ 2,663     $ 3,399     $ 270       $ 6,332
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
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                                         For the nine months ended September 30,

                                 2002                                                  2001

            Subscription    Transaction                           Subscription    Transaction
($000's)            Fees        Fees         Other      Total         Fees            Fees     Other       Total
-------------------------------------------------------------------------------------------------------------------

     Canada      $ 4,973     $ 1,506         $ 578    $ 7,057          $ 4,815       $ 824     $ 804     $   6,443

         US        3,160      12,539           174     15,873            3,020       7,521       342        10,883

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      Total      $ 8,133    $ 14,045         $ 752    $22,930          $ 7,835     $ 8,345    $1,146     $  17,326
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Gross revenue increased to $8.0 million in the three months ended September 30,
2002 compared to $6.3 million in the three months ended September 30, 2001, an increase of 27%. Transaction fee revenue, which includes both customers paying a fee per transaction routed through the Belzberg Gateway and where applicable a commission fee for trades executed through the floor brokerage operation, increased by 51% in the three months ended September 30, 2002 to $5.1 million as compared to $3.4 million in the three months ended September 30, 2001 as new customers were signed up and additional business was generated with existing clients as a result of greater share volume being traded through the Belzberg system. This accounted for 64% of total revenues in the three months ended
September 30, 2002 as compared to 54% of total revenues in the three months ended September 30, 2001. Subscription fee revenue, which is based on customers paying a fixed monthly fee for each terminal connected to the Belzberg Gateway, decreased slightly to $2.6 million in the three months ended September 30, 2002 as compared to $2.7 million in the three months ended September 30, 2001.
Revenue growth occurred in both the Canadian and US operations.


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B E L Z B E R G  T E C H N O L O G I E S  I N C
Management's Discussion and Analysis
for the three months ended September 30, 2002
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                          Gross Profit and Gross Margin
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                                       For the three months ended   For the nine months ended
                                                  September 30,                September 30,
($000's)                                       2002          2001           2002          2001
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
Revenue                                     $ 8,011       $ 6,332       $ 22,930      $ 17,326
Cost of Revenue                               4,328         2,880         12,265         7,088
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Gross Profit                                $ 3,683       $ 3,452       $ 10,665      $ 10,238
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Gross Margin %                                  46%           55%            47%           59%



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Gross margin as a percentage of sales declined to 46% in the three months ended
September 30, 2002 as compared to 55% in the three months ended September 30,
2001. The decline in margin percentage is attributable to headcount additions in trading and support in 2002 as compared to 2001, increased costs from expanded communication capacity and connectivity to new markets in 2002 as compared to
2001, and increased data costs associated with new clients.
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                               Operating Expenses

                                       For the three months ended   For the nine months ended
                                                  September 30,                September 30,
($000's)                                       2002          2001            2002          2001
------------------------------------------------------------------------------------------------
Sales and marketing                         $ 1,101       $ 1,081         $ 2,886       $ 3,320
Research and development                      1,282           916           3,690         2,737
Government assistance                             -             -            (218)            -
Administration                                1,389         2,095           4,463         4,763
Foreign exchange gain                          (336)         (262)            (93)         (318)
Non-recurring Philadelphia expenses               -            33             302            33
------------------------------------------------------------------------------------------------
Total operating expenses                    $ 3,436       $ 3,863        $ 11,030      $ 10,535
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Sales and Marketing Expenses

Sales and marketing expenses were essentially unchanged at $1.1 million in the three months ended September 30, 2002 compared to the three months ended
September 30, 2001. An additional 4 full time salespeople were hired in the current year, but this increased salary cost was offset by reductions in certain advertising and promotional expenses. It is expected that this cost will increase in future as the company continues to add additional sales people in the future.

Research and Development Expenses

Research and development expenses increased to $1.3 million from $0.9 million in the three months ended September 30, 2002 compared to the three months ended
September 30, 2001. The increased expense is primarily due to headcount additions as the Company continues to expand its product capabilities and connectivity to additional markets.
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B E L Z B E R G  T E C H N O L O G I E S  I N C
Management's Discussion and Analysis
for the three months ended September 30, 2002
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Administration Expenses

Administration expenses decreased by $0.7 million to $1.4 million in the three months ended September 30, 2002 as compared to $2.1 million in the three months ended September 30, 2001. The primary factors that contributed to the decrease were a decrease in professional fees, shareholder communication costs, costs of the core communication infrastructure and bad debt expenses in the third quarter of 2002 compared to the third quarter of 2001 partially offset by an increase in headcount additions.

Foreign Exchange Gain

The Company incurred a foreign exchange gain of $0.3 million in both the three months ended September 30, 2002 and 2001. This resulted from an appreciation of the U.S dollar against the Canadian dollar. The Company began to hedge the risks associated with fluctuations in exchange rates between the U.S. dollar and the Canadian dollar in the third quarter of 2002, and has entered into forward contracts for the purchase of Cdn$7.5 million at between $0.6197 and $0.634, maturing in September 2003.

Government Assistance

In the second quarter of 2002, the Company recognized a recovery of $0.2 million against research and development expenses relating to additional scientific research and developmental assistance for the 1999 taxation year following a successful appeal to Canada Customs and Revenue Agency of the original assessment. The additional scientific research and developmental assistance will be reimbursed in cash and is currently recognized as a government assistance receivable.

Non-Recurring Philadelphia Expenses

Non - recurring Philadelphia expenses relate primarily to the salaries and office rental costs of the Philadelphia operation incurred prior to the decision to close the office on March 1, 2002. (refer to "Restructuring Charges" below).



                                 Other Expenses

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                                       For the three months ended   For the nine months ended
                                                  September 30,                September 30,
($000's)                                       2002          2001           2002          2001
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
Amortization of capital assets                $ 552         $ 417        $ 1,573       $ 1,199
Amortization of goodwill                          -            30              -            91
Interest expense, net                            39            34            203           108
Restructuring charges                           423             -          1,265             -
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Other expenses, net                         $ 1,014         $ 481        $ 3,041       $ 1,398
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B E L Z B E R G  T E C H N O L O G I E S  I N C
Management's Discussion and Analysis
for the three months ended September 30, 2002
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Amortization of Capital Assets

Amortization of capital assets increased by approximately $0.1 million to $0.5 million in the three months ended September 30, 2002 as compared to $0.4 million in the three months ended September 30, 2001. The increase in the third quarter of 2002 is a reflection of the increased capital asset expenditure primarily related to building out of the communication infrastructure of the Company.

Amortization of Goodwill

The Company has adopted the Canadian Institute of Chartered Accountants ("CICA") new Handbook Section 3062, Goodwill and Other Intangible Assets. Effective
January 1, 2002 goodwill is no longer required to be amortized but will be subject to an annual impairment test in accordance with the provisions of this Section. The Company has completed its transitional impairment test and concluded that no goodwill impairment charge needs to be recorded.

Net Interest Expense

Net Interest expense increased by $5,000 to $39,000 in the three months ended
September 30, 2002 as compared to $34,000 in the three months ended September
30, 2001. The increase in interest costs arose from capital leases entered into during the period, partially offset by higher interest income associated with a higher cash balance during the quarter.

Restructuring Charges

During the three months ended September 30, 2002, the Company reorganized certain of its administration and floor brokerage operations that resulted in termination of certain employees and gave rise to a restructuring charge of $0.4 million during the quarter. On March 1, 2002, the Company closed its Philadelphia office and ended its relationship with its President and other employees. The Company recorded a restructuring charge of $0.8 million relating to employee severance and lease termination costs.

Net Loss from Continuing Operations

A net loss from continuing operations of $0.8 million was incurred for the three months ended September 30, 2002 as compared to a net loss from continuing operations of $0.9 million in the comparable quarter of 2001. Basic and diluted loss per share from continuing operations for the three months ended September
30, 2002 was $0.06 as compared to a loss of $0.08 per share from continuing operations for the three months ended September 30, 2001.
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B E L Z B E R G  T E C H N O L O G I E S  I N C
Management's Discussion and Analysis
for the three months ended September 30, 2002
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                         Liquidity and Capital Resources

Cash flow generated from operations was negative $0.1 million in the three months ended September 30, 2002 compared to negative $0.3 million in the three months ended September 30, 2001, primarily due to a reduction in the loss from continuing operations on a year over year basis.

The Company utilized $0.3 million of cash for investing activities in the three months ended September 30, 2002 as compared to $1.5 million for the three months ended September 30, 2001. Investing activities in the third quarter of 2002 consisted of cash utilized for the acquisition of capital assets of $0.3 million as compared to cash utilized of $0.5 million for the acquisition of capital assets in the third quarter of 2001 as well as by an additional instalment payment of $1.0 million related to the acquisition of Robert C. Sheehan &
Associates, Inc., which was acquired in the second quarter of 2001.

The Company utilized $0.5 million of cash from financing activities in the three months ended September 30, 2002 as compared to generating $0.1 million during the three months ended September 30, 2001. Financing activities during the third quarter of 2002 included repayment of capital lease obligations of $0.4 million and repayment of a bank loan of $0.1 million. Financing activities in the third quarter of 2001 included repayment of capital lease obligations of $0.3 million, repurchase of common shares of $0.3 million, offset by a drawdown on a bank loan facility of $0.7 million.

 As at September 30, 2002, the Company had cash and short-term investments amounting to $15.5 million, and had working capital of $15.3 million. The
Company believes that its current cash resources and cash flow from operations will be sufficient to meet its normal working capital and capital expenditure requirements for the current year.


                                Private Placement

On June 21, 2002, the Company issued 2,730,000 common shares and 682,504 share purchase warrants upon exercise of the special warrants pursuant to the private placement dated April 16, 2002.

 In addition, the Company issued to the underwriters compensation options which entitle the holders to purchase 177,450 units, consisting of one common share and one-quarter of one share purchase warrant of the Company, at a price of $5.25 per unit expiring October 16, 2003. Each whole share purchase warrant will entitle the holder to purchase an additional common share of the Company at a price of $5.50 per share expiring October 16, 2003.